
EHR
Electronic
Health Record
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INVEST IN **NPCLOUD SOLUTIONS INC.**

Comprehensive electronic health record system.

LEAD INVESTOR

Bradley Kuo

I have been watching the growth of this company and product over the past several months. I have observed the CEO's dedication and leadership in this process and know that, through what I observed, he is the leader this company and project needs. This project will come to fruition and that is the most important aspect. This product will fill a niche in a market that offers similar products, but is able to be more and better. This project is headed in the right direction and that is why I am investing.

Invested $9,000 this round & $6,500 previously

npcloudsolutions.com Mooresville NC Technology B2B Healthcare B2C Minority Founder

Highlights

1. Attractive platform & pricing model. Hundreds of industry professionals have voiced their support.

2. Growing market demand for electronic health record systems.

3. Massive market opportunity. The EHR software market was nearly $30B in 2020 Potential mkt size is 1 Million Providers.

4. Experienced team. We have a strong team with a proven track record in healthcare and technology.

5. Scalability. Our company has the ability to easily scale and accommodate a growing user base.

6. Our system is built to meet the ONC-IT Certification standards with high safety and performance.

Our Founder



Denis Rono Founder/CEO, Project Lead

Denis is a psychiatric nurse practitioner with over 12 years of healthcare experience and his own private practice. After realizing that EHR costs were one of his practice's biggest expenses, he set out to build a solution

This company was Founded by Denis Rono, a Psychiatric Nurse Practitioner. He saw that EHR and related systems cost were the highest expense in his practice. He reached out to other providers and they voiced the same concern. When providers worry less about business expenses, they have more time to provide much needed patient care.

Invest in NpCloud Solutions Inc. Cloud Based

Electronic Health Record


NpCloud Solutions
High-Value EHR Software
NpCloud Solutions
We are building a cloud-based electronic health record (EHR) to streamline workflows and reduce costs for mental health and primary care providers, allowing them to deliver better patient care.
Comprehensive, high-quality & affordable electronic health record system.
Investor Pitch deck 2022

We are building a Cloud-based Electronic Health Record (EHR) that aims to be comprehensive, high quality, and affordable. The solution aims to offer increased effectiveness at a low cost without compromising on quality. EHR systems costs remain one of the key challenges healthcare providers face in their practices today.


Fast Facts
NpCloud Solutions
Key Highlights:
01
Product prototype mapped with experienced developers currently in production.
02
600+ psychiatric nurse practitioners have showed interest in our product.
Industry: EHR Software
Market Size: $26.8B in 2020
Medical record
Target Customers: Healthcare providers(Mental health and Primary care)
Investor Pitch deck 2022

We have mapped out our product, and our developers are in production. More funding will enable us to ramp up our production efforts and have a Market ready product by the Summer of 2023. We have received great support from healthcare providers who share in our mission to lower the cost of EHR systems.


The Problem
NpCloud Solutions
Over 1,000,000 healthcare providers across the U.S. are spending $2,000 - $25,000 per provider every year on EHR products with limited features and functionality.

Practices pay $2000-25,000/year per provider in EHR-related costs. A typical provider for example would pay these EHR-related costs monthly: $150 for the EHR, $150+ for clearinghouse solutions, up to $50 or more for a scheduling platform like Calendly or secure video, and up to $50 or more for a video platform like Zoom or Doxy in addition to other costs. Our solution will cut these costs by 40% and bring everything under one roof. Under one package, our EHR will have these features:

E-prescribing with Electronic Prescriptions for Controlled Substances (EPCS), Ability to order and receive lab results, Secured HIPAA-compliant patient portal, Improved clinical workflows with customizable forms(Intake forms and templates), Seamless communication with other EHR systems, Improved clinical decision tools, Integrated billing, Super billing and linking to a clearinghouse, ONC-IT certification standards, Secure Telehealth Video Conferencing system Included, Practice Dashboard with Key metrics, and a Scheduling platform.


Our Solution
NpCloud Solutions
NpCloud Solutions will offer a comprehensive EHR product with features tailored to mental health and primary care providers for
40%
less than those on the market today.
Comprehensive, high-quality & affordable electronic health record system.
Personal Information
Medical Record System
PERSONAL INFORMATION
BIO DATA
MEDICATION
HEALTHCARE
FINANCIAL

We are providing an **end-to-end solution** that is efficient and affordable. A Provider will be able to manage patient care and get paid with ease with our platform without spending a fortune.


Key Features
NpCloud Solutions
✓ E-prescribing with Electronic Prescriptions for Controlled Substances (EPCS)
✓ Order and receive lab results
✓ Secured Hipaa-compliant patient portal
✓ Improved clinical workflows with customizable forms (Intake forms and templates)
✓ Seamless communication with other EHR systems
✓ Improved clinical decision tools
✓ Integrated billing, superbilling and link to a clearinghouse
✓ ONC-IT certification standards
✓ Secure Telehealth Video Conferencing system Included
✓ Practice Dashboard with Key metrics
✓ Scheduling tools
Investor Pitch deck 2022

Our EHR system will be built with great input for the providers who will use it. To ensure high quality and standards, the EHR will be ONC-IT certified.


Traction
NpCloud Solutions
01
Our product prototype is mapped out with key UI design and feature details planned and in development.
02
We have acquired a team of developers with experience building EHRs to build our product.
03
We have reached out to 600+ nurse practitioners and received positive feedback & high interest.
04
We are connected with national EHR certifying bodies, developers and systems leadership to ensure the success of the EHR
Investor Pitch deck 2022

A lot of providers have shared with us that current EHR systems have high costs, and lower customization and most would switch to an alternative that provided better effectiveness at a lower cost. That is what we are building, a better alternative at an affordable price.


Meet The Team
NpCloud Solutions
Denis Rono
BSN University of North Carolina Pembroke, MSN Vanderbilt University
Denis is a psychiatric nurse practitioner with over 12 years of healthcare experience and his own private practice.
After realizing that EHR costs were one of his practice's biggest expenses, he set out to build a solution
He is leading an experienced team of engineers, developers and healthcare providers building the EHR.
Founder, CEO & Project Lead
Investor Pitch deck 2022

We have a passionate, diverse and experienced leadership team. They have one goal in mind, to develop a comprehensive, affordable, and high-quality EHR

goal in mind, to develop a comprehensive, affordable, and high-quality EHR system.


Leadership Team
NpCloud Solutions
Denis Rono
Founder/CEO
Dr. Robert Glenn
Director
Dr. Marie Crawford
Director
Dr. Bradley Kuo
Director
Norrine McNeely
Director
Jennie Stormes
Director
Investor Pitch deck 2022

Our engineering team is highly experienced in building EHR systems and other healthcare applications. They are working hard to make sure we meet production deadlines and high-quality standards.


Engineering Team
NpCloud Solutions
Chandi M. -
Top Rated Plus developer-ASP.NET ZERO and ABP.IO Expert | Web and Mobile App | Microservices.
Has more than ten years of experience designing sophisticated Web, mobile, and desktop applications with.NET technologies such as.Net Core, ASP.NET MVC, C#, VB.NET, ABP.IO, ASP.Net ZERO, and ASP Boilerplate Frameworks.
Jitendra M -
Top Rated plus Fullstack developer NodeJS | Angular | ReactJS | AWS | Microservices
Fullstack Software Engineer over 8 years of experience, 30+ successful projects, 15000+ hours and extensive experience in building high-quality Web and Desktop Applications.
Suman M -
SDET QA Engineer | Automation Testing | Selenium
Specializes in Mobile/Web Application testing, Cross-Browser Testing, API/REST, SQA Automated Testing, Web Content Accessibility Guidelines (WCAG), TestPlan/Case Documentation, Usability Testing, Product Requirements
Nilesh P. -
Top rated Full Stack .NET Developer | Angular | JavaScript | Azure | AWS.
Complex problem-solver with an analytical and driven mindset.
Investor Pitch deck 2022


Market Opportunity
NpCloud Solutions
01
The Global EHR Market was valued at
$26.8 Billion in 2020
02
A projected annual growth of
3.7% from 2021-2028.
Web-based EHR systems accounted for 54% of this global revenue and growing, with many hospitals and practices having already switched or are planning to switch to online.
Investor Pitch deck 2022

Source: https://www.grandviewresearch.com/industry-analysis/electronic-health-records-ehr-market

We have over 1 million potential customers for our EHR product and we have a great marketing plan to help us reach our user goals. Our EHR is designed and built by healthcare providers who understand exactly what the end customer needs.


Business Model (SaaS)
NpCloud Solutions
We anticipate our SaaS solution will be priced at the following:
Medical users
$70 - 120/mo
Non-Medical users
$50 - 70/mo
Contingent upon funding, a future major revenue stream will come from our own integrated clearinghouse, a service which typically costs $150-$1000+ per provider per month.
Pricing will be finalized before completion of our product, with emphasis on great quality and affordability.
Investor Pitch deck 2022

Most healthcare providers use Clearinghouse solutions to route medical bills to

insurance companies. If we meet our funding goals, we will start developing our own clearinghouse solution. Most providers pay on average $150 or more monthly in addition to a per-claim fee for the services a clearinghouse provides. Insurance companies process billions of claims every year and a big percentage of them go through clearinghouses. Developing one will boost our revenue by a big margin.



Competitive Overview
NpCloud Solutions
Several of our well-known competitors include Cerner, Epic, Allscripts, AdvancedMD and Practice Fusion.
Key strengths of these companies
01 Brand recognition
02 Years of business experience
03 Significant revenues
Key weaknesses of these companies
01 Generalized systems
02 Few customizable features
03 Significantly high costs
Competitive Advantages over competitors.
Investor Pitch deck 2022

Our competitors offer their EHR systems at a high cost, affecting the provider's bottom line. We are building a more effective product that is cost-effective.



NpCloud Solutions
Unique Advantages
Our solution will primarily focus on the mental health and primary care market with high customization.
To achieve this end, our developers will rely greatly on input from mental health and primary care providers to build our product.
We are also advantaged by a significantly more affordable pricing model that offers the most cost-effective solution



Investor Pitch deck 2022

We will focus on customizing the EHR for mental health and primary care providers.



Growth Strategy & Development Pipeline
NpCloud Solutions
After securing the funding to develop our product, we will begin
Online marketing efforts with a focus on social media.
Facebook groups with thousands of mental health and primary care providers.
Mail advertising, Google/YouTube, and other online modes. Word of mouth.
In addition to targeted ads, sales and outreach, we expect to reach upwards of 10,000 users within the first two years of our launch.
Development pipeline
01
02
Proprietary Clearinghouse to reduce billing costs.
Liability insurance for mental health practitioners.
Investor Pitch deck 2022

NpCloud Solutions is seeking $1 Million in equity funding to help with the further development of the EHR. You can now purchase preferred stock at $1/share.



Investment Opportunity
NpCloud Solutions
NpCloud Solutions Inc. is seeking
$1,000,000 in Equity
funding to finance the development of our EHR solution.
Cost Breakdown
Product development
Key hires
Marketing
R&D
5%
5%
20%
70%
Milestones
Complete MVP
Begin Beta Testing
01
02
Previous Investments: $150,000


Investor Pitch deck 2022

Early bird investors can get the shares at $0.50/share up to $250,000. Take advantage of the early bird discounted pricing. Normal share price is $1. Preferred stock offered at a $ 10 million valuation.

Join us today as an investor and help us build a company that will revolutionize the way healthcare providers care for patients. The EHR is our initial product, we look forward to expanding to other solutions that will lower the cost of doing business for healthcare providers. The future is limiteless.


Why Invest
NpCloud Solutions
Attractive platform & pricing model
Hundreds of industry professionals have voiced their support for our venture, noting the greater value and customizability of our platform relative to current solutions.
The industry's first all-in-one solution
There is currently no EHR solution on the market today that includes all of the features we plan to integrate on our platform.
Massive market opportunity.
The EHR software market was nearly $30B in 2020. Our total potential market size is over 1,000,000 healthcare providers.
Investor Pitch deck 2022

We would love to have you partner with us. If you have any questions or concerns send us an email at info@npcloudsolutions.com or call 629-250-8794. Thank you.


Denis Rono, CEO

Thank You

info@npcloudsolutions.com | 629-250-8794
www.npcloudsolutions.com